5120 Northshore Drive North Little Rock, AR 72118

June 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Office of Trade & Services

Re:	Conference Call with the Staff regarding the
Comment Letter dated May 18, 2022 regarding
Montrose Environmental Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-39394

Ladies and Gentleman:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is writing in regards to the conference call held on June 14, 2022 with the Staff of the Securities and Exchange Commission (the “Commission”) and representatives of the Company regarding the above-referenced comment letter and the Company’s May 27, 2022 written response to the letter.

In follow-up to the conference call, the Company confirms that it will no longer adjust for start-up costs in its calculation of consolidated adjusted EBITDA in its future Commission filings and public communications. It is the Company’s understanding from the conference call that the Staff would not object to the Company continuing to adjust for acquisition costs in its calculation of consolidated adjusted EBITDA and that the Staff would not object to the Company affirmatively disclosing in its future Commission filings and public communications that consolidated adjusted EBITDA amounts do not include start-up costs and also quantifying the amount of such costs in that context.

We appreciate the Staff providing an opportunity and taking the time to discuss its comments and the Company’s response. If you have any questions or require additional information, you can reach me at (949) 988-3500 ext. 10020 or Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

/s/ Allan Dicks

Allan Dicks
Chief Financial Officer

Cc:	Vijay Manthripragada, President and Chief Executive Officer
Nasym Afsari, General Counsel and Secretary
Brian Lane, Gibson, Dunn& Crutcher LLP
Peter Wardle, Gibson, Dunn & Crutcher LLP
Lisa Clark, Deloitte & Touche LLP